Exhibit 99.31

AMENDMENT TO STOCKHOLDERS' AGREEMENT

This AMENDMENT TO STOCKHOLDERS' AGREEMENT, dated as of June 12, 2025 (this "Amendment"), by and among the Depository, Hamilton Beach Brands Holding Company, a Delaware corporation (the "Corporation"), and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended (the "Stockholders' Agreement"), by and among the Depository, the Corporation and the Participating Stockholders. Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

This Amendment (i) removes certain Participating Stockholders (the "Released Participating Stockholders") who are party to the Stockholders' Agreement and are bound by the terms thereof, including from the list of existing Participating Stockholders and (ii) amends and restates the powers of attorney previously granted by the Participating Stockholders pursuant to the Stockholders' Agreement. The list of existing Participating Stockholders prior to giving effect to this Amendment is attached hereto as Annex A.

Pursuant to Section 8 of the Stockholders' Agreement, the Stockholders' Agreement may be amended by a written instrument that (i) refers specifically to the Stockholders' Agreement and (ii) is executed and delivered by Participating Stockholders owning 66 2/3 percent of the shares of Class B Common Stock subject to the Stockholders' Agreement.

In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

1.   Amendment of Stockholders' Agreement.

        (a)   The Stockholders' Agreement is hereby amended to remove the Released Participating Stockholders listed on Annex B, attached hereto, from the Stockholders' Agreement;

        (b)   After the execution and delivery of this Amendment, none of the Released Participating Stockholders will be party to the Stockholders' Agreement or bound by the terms thereof; and

        (c)   The list of Participating Stockholders in effect after the execution and delivery of this Agreement is attached hereto as Annex C.

2.   Power of Attorney. Each of the undersigned Participating Stockholders hereby constitutes and appoints Alfred M. Rankin, Jr., Andrew C. Carington, Brent A. Ashley, Andrew C. Thomas and Kimberly J. Pustulka and each of them, as the true and lawful attorney or attorneys-in- fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

        (a)   execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") of beneficial ownership of shares of Class B Common Stock subject to this Agreement, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(k) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission;

(b) execute and deliver any and all Amendments whereby a Family Member, Charitable Organization or Participating Stockholder Organization becomes a Participating Stockholder or any other amendment to the Stockholders' Agreement in accordance with Section 8 of the Stockholders' Agreement, other than those amendments that (i) extend the term of the Stockholders' Agreement or (ii) amend Section 2, 3, 4 or 8 of the Stockholders' Agreement, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 2. The grant of this power of attorney shall not be affected by any disability of such undersigned Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 2, each Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney; and

(c) the power of attorney granted by this Section 2 shall revoke and replace in its entirety any and all powers of attorney previously granted by the Participating Stockholders pursuant to the Stockholders' Agreement.

3. Signature of Amendment by Trusts, Minors and Incompetents.

(a) In order for a trust exclusively (as defined in Section 1.11 of the Stockholders' Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:

(i) the trustee and all adult beneficiaries of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders' Agreement or shall sign this Amendment as a Participating Stockholder;

(ii) the trustee and a parent or legal guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

(iii) the trustee and legal guardian, if any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

(b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders' Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this Amendment and the Stockholders' Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

(c)   In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(d)   In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(e)   In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

(f)   When a minor described in Section 6(c) or(d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders' Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.

4.   Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

IN WITNESS WHEREOF, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

HAMILTON BEACH BRANDS HOLDING
COMPANY, as Depository

By: /s/ Andrew C. Carington
         Andrew C. Carington
         Senior Vice President, General Counsel
         and Secretary

5

HAMILTON BEACH BRANDS HOLDING
COMPANY

By: /s/ Andrew C. Carington
       Andrew C. Carington
       Senior Vice President, General Counsel
       and Secretary

THE PARTICIPATING STOCKHOLDERS
listed in Annex A attached hereto and
incorporated herein by this reference

By: /s/ Alfred M. Rankin, Jr.
       Alfred M. Rankin, Jr.

PARTICIPATING STOCKHOLDERS

1.   Clara L. T. Rankin

2.   Alfred M. Rankin, Jr.

3.   Victoire G. Rankin

4.   Helen Rankin Butler (f/k/a Helen P. Rankin)

5.   Clara T. Rankin Williams (f/k/a Clara T. Rankin)

6.   Thomas T. Rankin

7.   Matthew M. Rankin

8.   James T. Rankin

9.   Claiborne R. Rankin

10.   Chloe O. Rankin

11.   Chloe R. Seelbach (f/k/a Chloe E. Rankin)

12.   Claiborne R. Rankin, Jr.

13.   Roger F. Rankin

14.   Bruce T. Rankin

15.   Martha S. Kelly

16.   Susan Sichel

17.   Jennifer T. Jerome

18.   Caroline T. Ruschell

19.   David F. Taplin

20.   Beatrice B. Taplin

21.   Theodore D. Taplin

22.   Britton T. Taplin

23.   Frank F. Taplin

24.   Rankin Management, Inc.

25.   Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)

26.   The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren

27.   The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin

28.   The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

29.   The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin

30.   The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin

31.   The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin

32.   The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin

33.   The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin

34.   The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin

35.   The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin

36.   The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams

37.   The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler

38. Corbin Rankin

39. Alison A. Rankin

40. National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin

41. Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

42. Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

43. Rankin Associates II, L.P.

44. John C. Butler, Jr.

45. Clara Rankin Butler

46. The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin

47. David B. H. Williams

48. Griffin B. Butler (by John C. Butler, Jr. as Custodian)

49. The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000

50. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin

51. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

52. Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000

53. The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin

54. Scott Seelbach

55. Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

56. Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

57. Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

58. Clara Rankin Butler 2002 Trust, dated November 5, 2002

59. Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

60. Elizabeth B. Rankin

61. Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams

62. Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams

63. Helen Charles Williams (by David B.H. Williams as Custodian)

64. Julia L. Rankin Kuipers

65. Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin

66. Thomas Parker Rankin

67. Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)

68. Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach

69. Rankin Associates IV, L.P.

70. Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

71. Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin

72. Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin

73. Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach

74. Lynne Turman Rankin

75. Jacob A. Kuipers

76. 2012 Chloe O. Rankin Trust

77. 2012 Corbin K. Rankin Trust

78. 2012 Alison A. Rankin Trust

79. 2012 Helen R. Butler Trust

80. 2012 Clara R. Williams Trust

81. The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009

82. Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)

83. William Alexander Rankin (by Matthew M. Rankin, as Custodian)

84. Margaret Pollard Rankin (by James T. Rankin, as Custodian)

85. Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach

86. Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach

87. Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)

88. Elisabeth M. Rankin

89. A. Farnham Rankin

90. Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011

91. The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin

92. Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee

93. Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee

94. Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee

95. Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee

96. Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #*****

97. John C. Butler, Jr.-Roth IRA-Brokerage Account #*****

98. DiAhn Taplin

99. BTR 2012 GST for Helen R. Butler

100. BTR 2012 GST for Clara R. Williams

101. BTR 2012 GST for James T. Rankin

102. BTR 2012 GST for Matthew M. Rankin

103. BTR 2012 GST for Thomas P. Rankin

104. BTR 2012 GST for Chloe R. Seelbach

105. BTR 2012 GST for Claiborne R. Rankin, Jr.

106. BTR 2012 GST for Julia R. Kuipers

107. BTR 2012 GST for Anne F. Rankin

108. BTR 2012 GST for Elisabeth M. Rankin

109. The Anne F. Rankin Trust dated August 15, 2012

110. Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin

111. Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin

112. Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers

113. 2016 Anne F. Rankin Trust

114. 2016 Elisabeth M. Rankin Trust

115. AMR Associates, LP

116. Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III

117. Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers

118. Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian)

119. Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)

120. Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015

121. Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015

122. Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)

123. James T. Rankin, Jr. (by James T. Rankin, as Custodian)

124. Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)

125. The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended, and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren.

126. Rankin Associates V, L.P.

127. Rankin Associates VI, L.P.

128. Paige J. Rankin (by Claiborne R. Rankin, Jr. as Custodian)

129. Claiborne R. Rankin, Jr., Trustee of the Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr. dated 08/26/2016

130. Roger F. Rankin, Trustee of the Elisabeth Marshall Rankin Main Trust u/a/d December 30, 2015

131. BTR 2020 GST Trust for Matthew M. Rankin

132. BTR 2020 GST Trust for James T. Rankin

133. BTR 2020 GST Trust for Thomas P. K. Rankin

134. BTR 2020 GST Trust for Chloe R. Seelbach

135. BTR 2020 GST Trust for Claiborne R. Rankin, Jr.

136. BTR 2020 GST Trust for Julia R. Kuipers

137. BTR 2020 GST Trust for Anne F. Rankin

138. BTR 2020 GST Trust for Elisabeth M. Rankin

139. BTR 2020 GST Trust for Clara R. Williams

140. BTR 2020 GST Trust for Helen R. Butler

141. CRW 2020 GST Trust for Margo J.V. Williams

142. CRW 2020 GST Trust for Helen C. Williams

143. HRB 2020 GST Trust for Clara R. Butler

144. HRB 2020 GST Trust for Griffin B. Butler

145. JCB 2020 GST Trust for Clara R. Butler

146. JCB 2020 GST Trust for Griffin B. Butler

147. Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended

148. Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended

149. Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended

150. Scott W. Seelbach Main Trust u/a/d December 22, 2015

151. Rankin Associates HBB, L.P.

RELEASED PARTICIPATING STOCKHOLDERS

1.   Clara L. T. Rankin

2.   Martha S. Kelly

3.   Susan Sichel

4.   Jennifer T. Jerome

5.   Caroline T. Ruschell

6.   David F. Taplin

7.   Beatrice B. Taplin

8.   Theodore D. Taplin

9.   Britton T. Taplin

10.   Frank F. Taplin

11.   The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin

12.   The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin

13.   National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin

14.   The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin

15.   Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

16.   Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011

17.   The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin

18.   Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee

19. Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee

20. Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee

21. Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee

22. DiAhn Taplin

AMENDED LIST OF PARTICIPATING STOCKHOLDERS

1.   Alfred M. Rankin, Jr.

2.   Victoire G. Rankin

3.   Helen Rankin Butler (f/k/a Helen P. Rankin)

4.   Clara T. Rankin Williams (f/k/a Clara T. Rankin)

5.   Thomas T. Rankin

6.   Matthew M. Rankin

7.   James T. Rankin

8.   Claiborne R. Rankin

9.   Chloe O. Rankin

10.   Chloe R. Seelbach (f/k/a Chloe E. Rankin)

11.   Claiborne R. Rankin, Jr.

12.   Roger F. Rankin

13.   Bruce T. Rankin

14.   Rankin Management, Inc.

15.   Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)

16.   The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren

17.   The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin

18.   The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

19.   The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin

20. The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin

21. The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin

22. The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin

23. The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin

24. The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams

25. The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler

26. Corbin Rankin

27. Alison A. Rankin

28. Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

29. Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

30. Rankin Associates II, L.P.

31. John C. Butler, Jr.

32. Clara Rankin Butler

33. David B. H. Williams

34. Griffin B. Butler (by John C. Butler, Jr. as Custodian)

35. The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000

36. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin

37. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

38. Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000

39. The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin

40. Scott Seelbach

41. Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

42. Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

43. Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

44. Clara Rankin Butler 2002 Trust, dated November 5, 2002

45. Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

46. Elizabeth B. Rankin

47. Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams

48. Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams

49. Helen Charles Williams (by David B.H. Williams as Custodian)

50. Julia L. Rankin Kuipers

51. Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin

52. Thomas Parker Rankin

53. Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)

54. Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach

55. Rankin Associates IV, L.P.

56. Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin

57. Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin

58. Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach

59. Lynne Turman Rankin

60. Jacob A. Kuipers

61. 2012 Chloe O. Rankin Trust

62. 2012 Corbin K. Rankin Trust

63. 2012 Alison A. Rankin Trust

64. 2012 Helen R. Butler Trust

65. 2012 Clara R. Williams Trust

66. The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009

67. Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)

68. William Alexander Rankin (by Matthew M. Rankin, as Custodian)

69. Margaret Pollard Rankin (by James T. Rankin, as Custodian)

70. Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach

71. Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach

72. Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)

73. Elisabeth M. Rankin

74. A. Farnham Rankin

75. Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #*****

76. John C. Butler, Jr.-Roth IRA-Brokerage Account #*****

77. BTR 2012 GST for Helen R. Butler

78. BTR 2012 GST for Clara R. Williams

79. BTR 2012 GST for James T. Rankin

80. BTR 2012 GST for Matthew M. Rankin

81. BTR 2012 GST for Thomas P. Rankin

82. BTR 2012 GST for Chloe R. Seelbach

83. BTR 2012 GST for Claiborne R. Rankin, Jr.

84. BTR 2012 GST for Julia R. Kuipers

85. BTR 2012 GST for Anne F. Rankin

86. BTR 2012 GST for Elisabeth M. Rankin

87. The Anne F. Rankin Trust dated August 15, 2012

88. Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin

89. Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin

90. Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers

91. 2016 Anne F. Rankin Trust

92. 2016 Elisabeth M. Rankin Trust

93. AMR Associates, LP

94. Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III

95. Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers

96. Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian)

97. Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)

98. Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015

99.   Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015

100.   Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)

101.   James T. Rankin, Jr. (by James T. Rankin, as Custodian)

102.   Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)

103.   The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended, and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren.

104.   Rankin Associates V, L.P.

105.   Rankin Associates VI, L.P.

106.   Paige J. Rankin (by Claiborne R. Rankin, Jr. as Custodian)

107.   Claiborne R. Rankin, Jr., Trustee of the Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr. dated 08/26/2016

108.   Roger F. Rankin, Trustee of the Elisabeth Marshall Rankin Main Trust u/a/d December 30, 2015

109.   BTR 2020 GST Trust for Matthew M. Rankin

110.   BTR 2020 GST Trust for James T. Rankin

111.   BTR 2020 GST Trust for Thomas P. K. Rankin

112.   BTR 2020 GST Trust for Chloe R. Seelbach

113.   BTR 2020 GST Trust for Claiborne R. Rankin, Jr.

114.   BTR 2020 GST Trust for Julia R. Kuipers

115.   BTR 2020 GST Trust for Anne F. Rankin

116.   BTR 2020 GST Trust for Elisabeth M. Rankin

117.   BTR 2020 GST Trust for Clara R. Williams

118.   BTR 2020 GST Trust for Helen R. Butler

119.   CRW 2020 GST Trust for Margo J.V. Williams

120.   CRW 2020 GST Trust for Helen C. Williams

121.   HRB 2020 GST Trust for Clara R. Butler

122.   HRB 2020 GST Trust for Griffin B. Butler

123.   JCB 2020 GST Trust for Clara R. Butler

124.   JCB 2020 GST Trust for Griffin B. Butler

125.   Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended

126.   Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended

127.   Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended

128.   Scott W. Seelbach Main Trust u/a/d December 22, 2015

129.   Rankin Associates HBB, L.P.